Exhibit 2(p)

CERTIFICATE OF INITIAL SHAREHOLDER

IQ Investment Advisors LLC, the holder of shares of common stock indicated below of NASDAQ Premium Income & Growth Fund Inc., a Maryland Corporation (the “Fund”), does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of reselling any portion thereof.

IQ INVESTMENT ADVISORS LLC

By:	FUND ASSET MANAGEMENT, L.P. Managing Member of IQ INVESTMENT ADVISORS LLC

By:	PRINCETON SERVICES, INC. General Partner of FUND ASSET MANAGEMENT, L.P.

By:	/S/ JOHN J. FOSINA
Name:	John J. Fosina
Title:	Senior Vice President & Chief Administrative Officer
Date:	January 22, 2007

AGGREGATE PURCHASE

Name of Shareholder	Name of Fund	Number of Shares	Amount
IQ Investment Advisors LLC	NASDAQ Premium Income & Growth Fund Inc.	5,236	$100,008